UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2025

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Public-held Company with Authorized Capital

Corporate Taxpayer´s Registry No. 90.400.888/0001-42

Company Registry No. 35.300.332.067

EXTRAORDINARY GENERAL MEETING

Final detailed voting map

In compliance with the provisions of article 48, paragraph 6, item II, of CVM Resolution No. 81/22, we present the final detailed voting map that consolidates the votes cast at a distance and the votes cast in person on the matters resolved at the Extraordinary General Meeting held in January 17, 2025, at 3:00 pm, containing the first 5 numbers of the shareholders' registration in the Individual Taxpayer Registry - CPF or in the National Corporate Taxpayer Registry - CNPJ, the shareholding position and the votes cast by them.

CPF / CNPJ	Shares ON	Shares PN	Item 1	Item 2	Item 3	Item 4*	Item 5	Item 6
07208	77,915	77,915	For	For	Abstain	-	For	Abstain
07237	113,863	113,863	For	For	Abstain	-	For	Abstain
07237	422,800	422,800	For	For	For	-	For	Abstain
07622	32,228	32,228	For	For	Abstain	-	For	Abstain
09470	23,700	23,700	For	For	For	-	For	Against
12094	129,976	129,976	For	For	For	-	For	Against
20849	1,300	1,300	For	For	For	-	For	Against
26160	13,900	13,900	For	For	For	-	For	Against
23572	57,993	57,993	For	For	Abstain	-	For	For
28328	3,100	3,100	For	For	For	-	For	Against
44602	31,289	31,289	For	For	For	-	For	Against
31989	123,960	123,960	For	For	Abstain	-	For	Abstain
07208	77,000	77,000	For	For	For	-	For	Abstain
23020	53,411	53,411	For	For	For	-	For	Abstain
07846	9,200	9,200	For	For	Abstain	-	For	Abstain
08561	994,000	994,000	For	For	Abstain	-	For	Abstain
09330	21,000	21,000	For	For	For	-	For	Abstain
12120	48,400	48,400	For	For	For	-	For	Abstain
14541	269,000	269,000	For	For	Abstain	-	For	Abstain
37113	45,100	45,100	For	For	Abstain	-	For	Abstain
41199	4,800	4,800	For	For	Abstain	-	For	Abstain
42628	35,760	35,760	For	For	For	-	For	Abstain
47705	1,798	1,798	For	For	Abstain	-	For	Abstain
10205	373	373	For	For	Abstain	-	For	Abstain
32642	9,300	9,300	For	For	Abstain	-	For	Abstain
05838	25,768	25,768	For	For	Abstain	-	For	Abstain
51116	157,514	157,514	For	For	For	-	For	For
48123	83,380	83,380	Abstain	Abstain	Abstain	-	Abstain	Abstain
07763	427,375	427,375	For	For	Abstain	-	For	Abstain
14963	648,727	648,727	For	For	Abstain	-	For	Abstain
17718	248,723	248,723	For	For	Abstain	-	For	Abstain
19032	9,177	9,177	For	For	Abstain	-	For	Abstain
13665	25,100	25,100	For	For	Abstain	-	For	Abstain
23771	19,045	19,045	For	For	Abstain	-	For	Abstain
26311	18,700	18,700	For	For	Abstain	-	For	Abstain
14204	244,043	244,043	For	For	Abstain	-	For	Abstain
26809	99,300	99,300	For	For	For	-	For	Abstain
28038	83,746	83,746	For	For	Abstain	-	For	Abstain
24935	91,872	91,872	For	For	Abstain	-	For	Abstain
28919	1,598	1,598	For	For	For	-	For	Abstain
13562	251,338	251,338	For	For	For	-	For	Abstain
09559	201,300	201,300	For	For	Abstain	-	For	Abstain
11841	68,786	68,786	For	For	Abstain	-	For	Abstain
24489	17,175	17,175	For	For	Abstain	-	For	Abstain
05840	504,470	504,470	For	For	Abstain	-	For	Abstain
09239	289,897	289,897	For	For	For	-	For	Abstain
23840	31,531	31,531	For	For	For	-	For	Abstain
05987	25,672	25,672	For	For	Abstain	-	For	Abstain
09145	2,172,848	2,172,848	For	For	Abstain	-	For	Abstain
40595	33,616	33,616	For	For	For	-	For	Abstain
41081	2,385	2,385	For	For	Abstain	-	For	Abstain
52456	65,527	65,527	For	For	For	-	For	Abstain
07516	22,404	22,404	For	For	Abstain	-	For	Abstain
11311	241,765	241,765	For	For	Abstain	-	For	Abstain
21881	4,600	4,600	For	For	For	-	For	Against
30769	455,204	455,204	For	For	Abstain	-	For	Abstain
05840	106,600	106,600	For	For	For	-	For	Abstain
07496	199,871	199,871	For	For	Abstain	-	For	Abstain
24997	46,700	46,700	For	For	For	-	For	Abstain
23794	230,902	230,902	For	For	Abstain	-	For	Abstain
31591	2,475	2,475	For	For	Abstain	-	For	Abstain
22954	987,015	987,015	For	For	Abstain	-	For	Abstain
34825	5,266	5,266	For	For	Abstain	-	For	Abstain
41941	2,485	2,485	For	For	Abstain	-	For	Abstain

CPF / CNPJ	Shares ON	Shares PN	Item 1	Item 2	Item 3	Item 4*	Item 5	Item 6
27844	28,244	28,244	For	For	Abstain	-	For	Abstain
05479	808,622	808,622	For	For	For	-	For	Against
05838	1,173,131	1,173,131	For	For	Abstain	-	For	Abstain
07496	613,371	613,371	For	For	Abstain	-	For	Abstain
10378	16,809	16,809	For	For	Abstain	-	For	For
10378	47,132	47,132	For	For	Abstain	-	For	For
11435	153,497	153,497	For	For	Abstain	-	For	For
05987	6,659	6,659	For	For	For	-	For	Against
38756	455,400	455,400	For	For	Abstain	-	For	Abstain
26531	25,059	25,059	For	For	For	-	For	Abstain
17500	180,500	180,500	For	For	For	-	For	Abstain
77271	139,800	139,800	For	For	For	-	For	Abstain
14494	7,434	7,434	For	For	Abstain	-	For	Abstain
23771	3,770	3,770	For	For	Abstain	-	For	Abstain
24728	2,000	2,000	For	For	Abstain	-	For	Abstain
12930	64,882	64,882	For	For	For	-	For	Abstain
28979	600	600	For	For	Abstain	-	For	Abstain
28990	160,000	160,000	For	For	Abstain	-	For	Abstain
31577	30,000	30,000	For	For	Abstain	-	For	Abstain
31604	341,166	341,166	For	For	Abstain	-	For	Abstain
31669	331,262	331,262	For	For	For	-	For	Abstain
28394	34,200	34,200	For	For	Abstain	-	For	Abstain
33580	264,342	264,342	For	For	For	-	For	Abstain
20322	762,131	762,131	For	For	For	-	For	Abstain
39514	289,602	289,602	For	For	Abstain	-	For	Abstain
52150	160,000	155,900	For	For	Abstain	-	For	Abstain
07140	2,600	2,600	For	For	Abstain	-	For	Abstain
07191	145,100	145,100	For	For	For	-	For	Abstain
07237	16,800	16,800	For	For	Abstain	-	For	For
07247	51,400	51,400	For	For	For	-	For	Abstain
09048	993	993	For	For	For	-	For	Abstain
09286	9,900	9,900	For	For	Abstain	-	For	For
22954	22,700	22,700	For	For	Abstain	-	For	Abstain
07140	400	400	For	For	Abstain	-	For	Abstain
34401	64,300	64,300	For	For	For	-	For	Abstain
11847	1,684,186	1,684,186	For	For	For	-	For	For
05839	361,128	361,128	For	For	Abstain	-	For	Abstain
08390	73,651	73,651	For	For	Abstain	-	For	Abstain
08840	356,956	356,956	For	For	For	-	For	For
11100	455,450	455,450	For	For	For	-	For	For
16947	167,800	167,800	For	For	Abstain	-	For	Abstain
18407	1,264,937	1,264,937	For	For	For	-	For	Abstain
18830	3,600	3,600	For	For	Abstain	-	For	Abstain
19244	1,600	1,600	For	For	Abstain	-	For	Abstain
22403	967,400	967,400	For	For	Abstain	-	For	For
22420	194,200	194,200	For	For	Abstain	-	For	For
05479	35,900	35,900	For	For	For	-	For	Abstain
24528	162,300	162,300	For	For	Abstain	-	For	Abstain
24528	461,200	461,200	For	For	Abstain	-	For	Abstain
07516	45,700	45,700	For	For	Abstain	-	For	Abstain
18608	8,800	8,800	For	For	Abstain	-	For	Abstain
27386	535,100	535,100	For	For	Abstain	-	For	Abstain
19919	1,085,100	1,085,100	For	For	Abstain	-	For	Abstain
27778	12,400	12,400	For	For	Abstain	-	For	Abstain
30254	16,924	16,924	For	For	Abstain	-	For	Abstain
31890	33,400	33,400	For	For	Abstain	-	For	Abstain
32484	91,100	91,100	For	For	Abstain	-	For	Abstain
32628	80,900	80,900	For	For	Abstain	-	For	Abstain
32642	81,800	81,800	For	For	Abstain	-	For	Abstain
33464	64,500	64,500	For	For	Abstain	-	For	Abstain
33913	72,100	72,100	For	For	Abstain	-	For	Abstain
34601	7,800	7,800	For	For	Abstain	-	For	Abstain
36958	64,900	64,900	For	For	Abstain	-	For	Abstain
37806	1,632	1,632	For	For	Abstain	-	For	Abstain
39332	100	100	For	For	Abstain	-	For	Abstain
37099	1,180,600	1,180,600	For	For	Abstain	-	For	Abstain
40922	700,400	700,400	For	For	Abstain	-	For	Abstain
41459	125,600	125,600	For	For	Abstain	-	For	Abstain
09627	13,900	13,900	For	For	Abstain	-	For	Abstain
42592	107,000	107,000	For	For	Abstain	-	For	Abstain
43620	76,200	76,200	For	For	Abstain	-	For	Abstain
46964	234,900	234,900	For	For	Abstain	-	For	Abstain
19530	9,024	9,024	For	For	Abstain	-	For	Abstain
48429	3,800	3,800	For	For	Abstain	-	For	For
11811	71,900	71,900	For	For	For	-	For	Abstain
52950	304,700	304,700	For	For	Abstain	-	For	For
53824	64,800	64,800	For	For	Abstain	-	For	Abstain
55912	300	300	For	For	Abstain	-	For	Abstain
47884	277,282	40,000	For	For	Abstain	-	For	Abstain
23563	37,237	37,237	For	For	Abstain	-	For	For
07208	11,800	11,800	For	For	Abstain	-	For	Abstain
05839	460,400	460,400	For	For	Abstain	-	For	Abstain

CPF / CNPJ	Shares ON	Shares PN	Item 1	Item 2	Item 3	Item 4*	Item 5	Item 6
14693	1,266,213	1,266,213	For	For	Abstain	-	For	Abstain
23487	561,800	561,800	For	For	Abstain	-	For	Abstain
38949	2,824	2,824	For	For	For	-	For	Abstain
07140	8,600	8,600	For	For	Abstain	-	For	Abstain
05840	307,943	307,943	For	For	Abstain	-	For	Abstain
10916	125,630	125,630	For	For	Abstain	-	For	Abstain
09294	185,471	185,471	For	For	For	-	For	Abstain
07191	15,700	15,700	For	For	For	-	Against	Against
07418	139,039	139,039	For	For	Abstain	-	For	Abstain
20813	181,119	181,119	For	For	Abstain	-	For	Against
07506	659,783	659,783	For	For	Abstain	-	For	Abstain
41222	185,500	185,500	For	For	Abstain	-	For	Abstain
30855	810	810	For	For	For	-	For	Abstain
48977	18,658	18,658	For	For	Abstain	-	For	Abstain
13296	19,510	19,510	For	For	Abstain	-	For	Abstain
51941	673	673	For	For	For	-	For	Abstain
51941	2,738	2,738	For	For	For	-	For	Abstain
34401	23,236	23,236	For	For	Abstain	-	For	Abstain
05839	3,122,036	3,122,036	For	For	Abstain	-	For	Abstain
08945	144,636	144,636	For	For	Abstain	-	For	Abstain
24579	84,400	84,400	For	For	Abstain	-	For	Abstain
05479	588,139	588,139	For	For	For	-	For	For
38003	4,400	4,400	For	For	Abstain	-	For	Abstain
36853	49,953	49,953	For	For	For	-	For	Against
53478	16,900	16,900	For	For	Abstain	-	For	Abstain
11324	8,920	8,920	For	For	Abstain	-	For	Abstain
45528	80,057	80,057	For	For	Abstain	-	For	Abstain
31128	55,810	55,810	For	For	For	-	For	Abstain
31128	6,494	6,494	For	For	For	-	For	Abstain
14809	455,000	455,000	For	For	Abstain	-	For	Abstain
05839	18,400	18,400	For	For	Abstain	-	For	Abstain
43723	6,275	6,275	For	For	For	-	For	Abstain
38205	47,500	47,500	For	For	Abstain	-	For	Abstain
53190	22,800	22,800	For	Against	Abstain	-	For	Abstain
14153	677,600	677,600	For	For	Abstain	-	For	Abstain
05446	197,721	197,721	For	For	For	-	For	Abstain
05987	551,685	551,685	For	For	For	-	For	Abstain
09063	242,200	242,200	For	For	Abstain	-	For	Abstain
34662	57,700	57,700	For	Against	Abstain	-	For	Abstain
15059	8,200	8,200	For	For	Abstain	-	For	Abstain
16878	9,400	9,400	For	For	Abstain	-	For	Abstain
17858	53,600	53,600	For	For	For	-	For	Abstain
20065	235,251	235,251	For	For	For	-	For	Abstain
26431	501,300	501,300	For	For	For	-	For	For
27866	12,114	12,114	For	For	Abstain	-	For	Abstain
27866	34,418	34,418	For	For	Abstain	-	For	Abstain
29322	1,823,517	1,823,517	For	For	Abstain	-	For	Abstain
31240	56,032	56,032	For	For	Abstain	-	For	Abstain
32106	5,520	5,520	For	For	For	-	For	Abstain
32329	390,692	390,692	For	For	Abstain	-	For	Abstain
35693	2,634,000	2,634,000	For	For	Abstain	-	For	Abstain
36018	73,481	73,481	For	For	Abstain	-	For	Abstain
41286	40,360	40,360	For	For	Abstain	-	For	Abstain
49444	43,299	43,299	For	For	Abstain	-	For	Abstain
50221	13,200	13,200	For	For	Abstain	-	For	Abstain
97538	4,600	4,600	For	For	For	-	For	Abstain
97539	26,100	26,100	For	For	For	-	For	Abstain
97539	100,505	100,505	For	For	Abstain	-	For	Against
97539	526,011	526,011	For	For	For	-	For	Abstain
97539	254,237	254,237	For	For	For	-	For	For
97540	311,627	311,627	For	For	Abstain	-	For	For
97540	14,900	14,900	For	For	Abstain	-	For	For
97540	5,115,207	5,115,207	For	For	Abstain	-	For	Abstain
61640	1,627,891,019	,539,863,493	For	For	Abstain	-	For	Abstain
94735	1,809,583,330	1,733,643,596	For	For	Abstain	-	For	Abstain
21242	2,696,163	-	For	For	Abstain	-	For	Abstain
53780	30,054	30,054	For	For	Abstain	-	For	Abstain
39332	720	720	For	For	Abstain	-	For	Abstain
39332	17,600	17,600	For	For	Abstain	-	For	Abstain
55237	137,334,899	137,334,899	For	For	Abstain	-	For	Abstain
55237	137,334,899	137,334,899	Against	Against	Abstain	-	Against	Abstain
55237	137,334,899	137,334,899	Abstain	Abstain	Abstain	-	Abstain	Abstain

* Item 4 refers to multiple voting if Item 3 were approved.

São Paulo, January 24, 2025.

Gustavo Alejo Viviani

Investors Relations Officer

BANCO SANTANDER (BRASIL) S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: January 24, 2025

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer without specific designation

By:	/S/ Gustavo Alejo Viviani
Gustavo Alejo Viviani Vice - President Executive Officer